                                                      EXHIBIT 20.1





                     PRESIDIO OIL COMPANY

                           ANNOUNCES



The Interest Rate on Presidio Oil Company's Senior Subordinated Gas Indexed Notes due 1999 and the Senior Gas Indexed Notes due 2002 will be 13.900% for the period August 16, 1994 to November 15, 1994. The Gas Index Price for the determination period (the Natural Gas Clearinghouse, Inc. average spot gas price for the 12 months ending June 1994) was $2.01. Since this price exceeded the Base Price of Gas (defined as $1.75 in the Note Indenture), an Additional Interest Rate of 0.650% (.025% for every $.01 the Gas Index Price exceeds the Base Price of Gas) will be added to the base rate of 13.25% for this interest period only.